FINANCIAL SUMMARY

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

FY2014 Second Quarter

(April 1, 2013 through September 30, 2013)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2014 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

November 6, 2013

Company name	: Toyota Motor Corporation
Stock exchanges on which the shares are listed	: Tokyo, Nagoya, Sapporo and Fukuoka Stock Exchanges in Japan
Code number	: 7203
URL	: http://www.toyota.co.jp
Representative	: Akio Toyoda, President
Contact person	: Tetsuya Otake, Managing Officer Tel. (0565)28-2121
Filing date of quarterly securities report	: November 14, 2013
Payment date of cash dividends	: November 27, 2013
Supplemental materials prepared for quarterly financial results	: yes
Earnings announcement for quarterly financial results	: yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2014 First Half (April 1, 2013 through September 30, 2013)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2014 first half	12,537,485	14.9	1,255,475	81.0	1,343,525	69.1	1,000,623	82.5
FY2013 first half	10,908,354	36.1	693,750	—	794,537	—	548,269	572.1

(Note) Comprehensive income: FY2014 first half 1,467,422 million yen ( 351.2%), FY2013 first half 325,240 million yen (—%)

	Net income attributable to Toyota Motor Corporation per share – Basic	Net income attributable to Toyota Motor Corporation per share – Diluted
	Yen	Yen
FY2014 first half	315.80	315.58
FY2013 first half	173.13	173.13

(2)	Consolidated financial position

	Total assets	Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2014 second quarter	38,246,709	14,015,049	13,370,056	35.0
FY2013	35,483,317	12,772,856	12,148,035	34.2

2.	Cash dividends

	Annual cash dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2013	—	30.00	—	60.00	90.00
FY2014	—	65.00
FY2014 (forecast)			—	—	—

(Note) Revisions to the forecast of cash dividends since the latest announcement: none

3.	Forecast of consolidated results for FY2014 (April 1, 2013 through March 31, 2014)

	(% of change from FY2013)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation		Net income attributable to Toyota Motor Corporation per share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
FY2014	25,000,000	13.3	2,200,000	66.6	2,290,000	63.1	1,670,000	73.6	526.98

(Note) Revisions to the forecast of consolidated results since the latest announcement: yes

Notes

(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Simplified accounting procedures and specific accounting procedures: yes

Note: For more details, please see page 5 “Other Information”.

(3)	Changes in accounting policies

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (3)-(i) above: none

Note: For more details, please see page 5 “Other Information”.

(4)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):
FY2014 second quarter 3,447,997,492 shares, FY2013 3,447,997,492 shares

(ii)	Number of treasury stock at the end of each period: FY2014 second quarter 279,014,675 shares,
FY2013 280,568,824 shares

(iii)	Average number of shares issued and outstanding in each period: FY2014 first half 3,168,553,901 shares,
FY2013 first half 3,166,806,561 shares

Information Regarding the Quarterly Review Procedures

At the time of disclosure of this report, the procedures for review of quarterly consolidated financial statements, pursuant to the “Financial Instruments and Exchange Act” of Japan, have not been completed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

This report contains summarized and condensed financial information prepared in accordance with U.S. generally accepted accounting principles.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

1.	Qualitative Information Concerning Consolidated Financial Results for FY2014 First Half

(1)	Financial Results

Consolidated vehicle unit sales in Japan and overseas decreased by 48 thousand units, or 1.1%, to 4,468 thousand units in FY2014 first half (the six months ended September 30, 2013) compared with FY2013 first half (the six months ended September 30, 2012). Vehicle unit sales in Japan decreased by 91 thousand units, or 7.6%, to 1,101 thousand units in FY2014 first half compared with FY2013 first half. Meanwhile, overseas vehicle unit sales increased by 43 thousand units, or 1.3%, to 3,367 thousand units in FY2014 first half compared with FY2013 first half.

As for the results of operations, net revenues increased by 1,629.1 billion yen, or 14.9%, to 12,537.4 billion yen in FY2014 first half compared with FY2013 first half, and operating income increased by 561.7 billion yen, or 81.0%, to 1,255.4 billion yen in FY2014 first half compared with FY2013 first half. The factors contributing to an increase in operating income were the effects of changes in exchange rates of 540.0 billion yen, cost reduction efforts of 140.0 billion yen, marketing efforts of 40.0 billion yen and other factors of 31.7 billion yen. On the other hand, the factors contributing to a decrease in operating income were the increase in expenses and others of 190.0 billion yen. Income before income taxes and equity in earnings of affiliated companies increased by 548.9 billion yen, or 69.1%, to 1,343.5 billion yen in FY2014 first half compared with FY2013 first half. Net income attributable to Toyota Motor Corporation increased by 452.3 billion yen, or 82.5%, to 1,000.6 billion yen in FY2014 first half compared with FY2013 first half.

(2) Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations increased by 1,504.4 billion yen, or 14.9%, to 11,633.2 billion yen in FY2014 first half compared with FY2013 first half, and operating income increased by 609.9 billion yen, or 122.5%, to 1,108.0 billion yen in FY2014 first half compared with FY2013 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 141.1 billion yen, or 25.8%, to 687.6 billion yen in FY2014 first half compared with FY2013 first half. However, operating income decreased by 41.2 billion yen, or 23.6%, to 133.2 billion yen in FY2014 first half compared with FY2013 first half. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses increased by 12.1 billion yen, or 2.4%, to 508.0 billion yen in FY2014 first half compared with FY2013 first half. However, operating income decreased by 2.1 billion yen, or 9.6%, to 20.3 billion yen in FY2014 first half compared with FY2013 first half.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Geographic Information

(i) Japan:

Net revenues in Japan increased by 537.5 billion yen, or 8.4%, to 6,943.7 billion yen in FY2014 first half compared with FY2013 first half, and operating income increased by 579.1 billion yen, or 230.9%, to 830.0 billion yen in FY2014 first half compared with FY2013 first half. The increase in operating income was mainly due to the effects of changes in exchange rates and cost reduction efforts.

(ii) North America:

Net revenues in North America increased by 1,024.2 billion yen, or 33.6%, to 4,067.9 billion yen in FY2014 first half compared with FY2013 first half. However, operating income decreased by 20.3 billion yen, or 11.1%, to 162.3 billion yen in FY2014 first half compared with FY2013 first half. The decrease in operating income was mainly due to the recording of valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries, despite increases in both production volume and vehicle unit sales.

(iii) Europe:

Net revenues in Europe increased by 293.4 billion yen, or 29.1%, to 1,303.0 billion yen in FY2014 first half compared with FY2013 first half, and operating income increased by 13.3 billion yen, or 110.8%, to 25.4 billion yen in FY2014 first half compared with FY2013 first half. The increase in operating income was mainly due to cost reduction efforts.

(iv) Asia:

Net revenues in Asia increased by 237.9 billion yen, or 11.0%, to 2,399.8 billion yen in FY2014 first half compared with FY2013 first half, and operating income increased by 1.1 billion yen, or 0.6%, to 195.6 billion yen in FY2014 first half compared with FY2013 first half.

(v) Other (Central and South America, Oceania and Africa):

Net revenues in other regions increased by 207.8 billion yen, or 21.1%, to 1,192.2 billion yen in FY2014 first half compared with FY2013 first half, and operating income increased by 17.4 billion yen, or 29.7%, to 76.1 billion yen in FY2014 first half compared with FY2013 first half. The increase in operating income was mainly due to increases in both production volume and vehicle unit sales.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

2.	Qualitative Information Concerning Forecast of Consolidated Financial Results for FY2014

Reflecting the current trend of foreign currency exchange rates and favorable results obtained from a variety of measures for profit improvement, the current forecast of consolidated financial results for FY2014 (April 1, 2013 through March 31, 2014) is set forth below. This forecast assumes average exchange rates through the fiscal year of 97 yen per US$1 and 130 yen per 1 euro.

Forecast of consolidated results for FY2014

Net revenues	25,000.0 billion yen	(an increase of 13.3% compared with FY2013)
Operating income	2,200.0 billion yen	(an increase of 66.6% compared with FY2013)
Income before income taxes and equity in earnings of affiliated companies	2,290.0 billion yen	(an increase of 63.1% compared with FY2013)
Net income attributable to Toyota Motor Corporation	1,670.0 billion yen	(an increase of 73.6% compared with FY2013)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

3.	Other Information

(1) Changes in significant subsidiaries during the current period

(Changes in specified subsidiaries that caused a change in the scope of consolidation)

None

(2) Simplified accounting procedures and accounting procedures specific to quarterly consolidated financial statements

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

(3) Changes in accounting principles, procedures, and disclosures for quarterly consolidated financial statements

In December 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun on or after January 1, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In February 2013, FASB issued updated guidance on the presentation of items reclassified out of accumulated other comprehensive income. This guidance requires to present, either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified out of each component of accumulated other comprehensive income based on its source. Toyota adopted this guidance from the interim period within the fiscal year, begun after December 15, 2012. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

In July 2013, FASB issued updated guidance which permits the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) to be used as a benchmark interest rate for hedge accounting purposes. This guidance also removes the restriction on using different benchmark rates for similar hedges. Toyota adopted this guidance for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

4.	Consolidated Production and Sales

(1) Production

		(Units)
Business segment		FY2013 first half (April 1, 2012 through September 30, 2012)	FY2014 first half (April 1, 2013 through September 30, 2013)	Increase (Decrease)
Automotive	Japan	2,205,682	2,142,878	(62,804)
	North America	841,608	890,130	48,522
	Europe	179,895	239,457	59,562
	Asia	948,234	935,673	(12,561)
	Other	225,248	247,371	22,123

	Total	4,400,667	4,455,509	54,842

Other	Housing	2,437	2,841	404

Business segment		FY2013 second quarter (July 1, 2012 through September 30, 2012)	FY2014 second quarter (July 1, 2013 through September 30, 2013)	Increase (Decrease)
Automotive	Japan	1,100,396	1,083,451	(16,945)
	North America	390,885	405,711	14,826
	Europe	77,865	131,061	53,196
	Asia	478,164	462,254	(15,910)
	Other	117,195	118,860	1,665

	Total	2,164,505	2,201,337	36,832

Other	Housing	1,393	1,652	259

Note:	1 Production in “Automotive” indicates production units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania and Africa.

(2) Sales (by destination)

		(Units)
Business segment		FY2013 first half (April 1, 2012 through September 30, 2012)	FY2014 first half (April 1, 2013 through September 30, 2013)	Increase (Decrease)
Automotive	Japan	1,191,930	1,101,206	(90,724)
	North America	1,260,728	1,298,044	37,316
	Europe	412,166	406,934	(5,232)
	Asia	839,865	779,586	(60,279)
	Other	811,497	881,991	70,494

	Total	4,516,186	4,467,761	(48,425)

Other	Housing	2,424	2,665	241

Business segment		FY2013 second quarter (July 1, 2012 through September 30, 2012)	FY2014 second quarter (July 1, 2013 through September 30, 2013)	Increase (Decrease)
Automotive	Japan	615,260	575,429	(39,831)
	North America	598,381	609,388	11,007
	Europe	203,319	214,423	11,104
	Asia	421,109	384,720	(36,389)
	Other	409,554	451,942	42,388

	Total	2,247,623	2,235,902	(11,721)

Other	Housing	1,494	1,677	183

Note:	1 Sales in “Automotive” indicates sales units of vehicles (new).
2 “Other” in “Automotive” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

5.	Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

	(Amount: million yen)
	FY2013 (March 31, 2013)	FY2014 second quarter (September 30, 2013)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	1,718,297	1,743,303	25,006
Time deposits	106,700	129,106	22,406
Marketable securities	1,445,663	2,005,290	559,627
Trade accounts and notes receivable, less allowance for doubtful accounts	1,971,659	1,788,720	(182,939)
Finance receivables, net	5,117,660	5,300,784	183,124
Other receivables	432,693	340,790	(91,903)
Inventories	1,715,786	1,885,416	169,630
Deferred income taxes	749,398	760,726	11,328
Prepaid expenses and other current assets	527,034	628,214	101,180

Total current assets	13,784,890	14,582,349	797,459

Noncurrent finance receivables, net	6,943,766	7,549,535	605,769
Investments and other assets:
Marketable securities and other securities investments	5,176,582	6,134,958	958,376
Affiliated companies	2,103,283	2,206,923	103,640
Employees receivables	53,741	49,898	(3,843)
Other	569,816	570,677	861

Total investments and other assets	7,903,422	8,962,456	1,059,034

Property, plant and equipment:
Land	1,303,611	1,302,582	(1,029)
Buildings	3,874,279	3,957,948	83,669
Machinery and equipment	9,716,180	9,971,708	255,528
Vehicles and equipment on operating leases	3,038,011	3,291,338	253,327
Construction in progress	291,539	289,056	(2,483)

Total property, plant and equipment, at cost	18,223,620	18,812,632	589,012

Less – Accumulated depreciation	(11,372,381)	(11,660,263)	(287,882)

Total property, plant and equipment, net	6,851,239	7,152,369	301,130

Total assets	35,483,317	38,246,709	2,763,392

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

	(Amount: million yen)
	FY2013 (March 31, 2013)	FY2014 second quarter (September 30, 2013)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	4,089,528	4,610,792	521,264
Current portion of long-term debt	2,704,428	2,463,086	(241,342)
Accounts payable	2,113,778	2,071,850	(41,928)
Other payables	721,065	737,517	16,452
Accrued expenses	2,185,537	2,212,381	26,844
Income taxes payable	156,266	356,094	199,828
Other current liabilities	941,918	921,410	(20,508)

Total current liabilities	12,912,520	13,373,130	460,610

Long-term liabilities:
Long-term debt	7,337,824	8,127,766	789,942
Accrued pension and severance costs	766,112	782,352	16,240
Deferred income taxes	1,385,927	1,586,621	200,694
Other long-term liabilities	308,078	361,791	53,713

Total long-term liabilities	9,797,941	10,858,530	1,060,589

Total liabilities	22,710,461	24,231,660	1,521,199

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2013 and September 30, 2013 issued: 3,447,997,492 shares at March 31, 2013 and September 30, 2013	397,050	397,050	—
Additional paid-in capital	551,040	551,394	354
Retained earnings	12,689,206	13,499,783	810,577
Accumulated other comprehensive income (loss)	(356,123)	48,649	404,772
Treasury stock, at cost, 280,568,824 shares at March 31, 2013 and 279,014,675 shares at September 30, 2013	(1,133,138)	(1,126,820)	6,318

Total Toyota Motor Corporation shareholders’ equity	12,148,035	13,370,056	1,222,021

Noncontrolling interests	624,821	644,993	20,172

Total shareholders’ equity	12,772,856	14,015,049	1,242,193

Commitments and contingencies

Total liabilities and shareholders’ equity	35,483,317	38,246,709	2,763,392

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(2) Quarterly Consolidated Statements of Income and Quarterly Consolidated Statements of Comprehensive Income

First half for the six months ended September 30

Quarterly Consolidated Statements of Income

	(Amount: million yen)
	FY2013 first half (Six months ended September 30, 2012)	FY2014 first half (Six months ended September 30, 2013)	Increase (Decrease)
Net revenues:
Sales of products	10,375,889	11,872,003	1,496,114
Financing operations	532,465	665,482	133,017

Total net revenues	10,908,354	12,537,485	1,629,131

Costs and expenses:
Cost of products sold	8,985,276	9,706,426	721,150
Cost of financing operations	265,059	416,158	151,099
Selling, general and administrative	964,269	1,159,426	195,157

Total costs and expenses	10,214,604	11,282,010	1,067,406

Operating income	693,750	1,255,475	561,725

Other income (expense):
Interest and dividend income	54,489	58,130	3,641
Interest expense	(12,795)	(9,738)	3,057
Foreign exchange gain, net	27,028	16,724	(10,304)
Other income, net	32,065	22,934	(9,131)

Total other income (expense)	100,787	88,050	(12,737)

Income before income taxes and equity in earnings of affiliated companies	794,537	1,343,525	548,988

Provision for income taxes	310,846	437,180	126,334
Equity in earnings of affiliated companies	123,857	158,791	34,934

Net income	607,548	1,065,136	457,588

Less: Net income attributable to noncontrolling interests	(59,279)	(64,513)	(5,234)

Net income attributable to Toyota Motor Corporation	548,269	1,000,623	452,354

	(Amount: yen)
Net income attributable to Toyota Motor Corporation per share
Basic	173.13	315.80	142.67
Diluted	173.13	315.58	142.45

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2013 first half (Six months ended September 30, 2012)	FY2014 first half (Six months ended September 30, 2013)	Increase (Decrease)
Net income	607,548	1,065,136	457,588
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(216,260)	94,631	310,891
Unrealized gains (losses) on securities	(68,742)	305,566	374,308
Pension liability adjustments	2,694	2,089	(605)

Total other comprehensive income (loss)	(282,308)	402,286	684,594

Comprehensive income	325,240	1,467,422	1,142,182

Less: Comprehensive income attributable to noncontrolling interests	(41,273)	(62,027)	(20,754)

Comprehensive income attributable to Toyota Motor Corporation	283,967	1,405,395	1,121,428

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Second quarter for the three months ended September 30

Quarterly Consolidated Statements of Income
	(Amount: million yen)
	FY2013 second quarter (Three months ended September 30, 2012)	FY2014 second quarter (Three months ended September 30, 2013)	Increase (Decrease)
Net revenues:
Sales of products	5,142,201	5,945,468	803,267
Financing operations	264,580	336,698	72,118

Total net revenues	5,406,781	6,282,166	875,385

Costs and expenses:
Cost of products sold	4,444,403	4,903,970	459,567
Cost of financing operations	133,100	196,361	63,261
Selling, general and administrative	488,671	589,743	101,072

Total costs and expenses	5,066,174	5,690,074	623,900

Operating income	340,607	592,092	251,485

Other income (expense):
Interest and dividend income	19,853	19,967	114
Interest expense	(6,759)	(5,154)	1,605
Foreign exchange gain, net	16,110	7,247	(8,863)
Other income, net	9,523	5,210	(4,313)

Total other income (expense)	38,727	27,270	(11,457)

Quarterly income before income taxes and equity in earnings of affiliated companies	379,334	619,362	240,028

Provision for income taxes	145,932	227,050	81,118
Equity in earnings of affiliated companies	52,516	68,853	16,337

Quarterly net income	285,918	461,165	175,247

Less: Quarterly net income attributable to noncontrolling interests	(27,996)	(22,736)	5,260

Quarterly net income attributable to Toyota Motor Corporation	257,922	438,429	180,507

	(Amount: yen)
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	81.45	138.35	56.90
Diluted	81.44	138.26	56.82

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

Quarterly Consolidated Statements of Comprehensive Income

	(Amount: million yen)
	FY2013 second quarter (Three months ended September 30, 2012)	FY2014 second quarter (Three months ended September 30, 2013)	Increase (Decrease)
Quarterly net income	285,918	461,165	175,247
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(55,105)	(23,230)	31,875
Unrealized gains (losses) on securities	22,040	44,645	22,605
Pension liability adjustments	1,751	(690)	(2,441)

Total other comprehensive income (loss)	(31,314)	20,725	52,039

Quarterly comprehensive income	254,604	481,890	227,286

Less: Quarterly comprehensive income attributable to noncontrolling interests	(24,021)	(11,354)	12,667

Quarterly comprehensive income attributable to Toyota Motor Corporation	230,583	470,536	239,953

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(3) Quarterly Consolidated Statements of Cash Flows

	(Amount: million yen)
	FY2013 first half (Six months ended September 30, 2012)	FY2014 first half (Six months ended September 30, 2013)
Cash flows from operating activities:
Net income	607,548	1,065,136
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	512,984	595,181
Provision for doubtful accounts and credit losses	3,799	17,106
Pension and severance costs, less payments	12,215	10,882
Losses on disposal of fixed assets	17,939	12,882
Unrealized losses on available-for-sale securities, net	192	3,948
Deferred income taxes	42,806	5,143
Equity in earnings of affiliated companies	(123,857)	(158,791)
Changes in operating assets and liabilities, and other	165,921	415,601

Net cash provided by operating activities	1,239,547	1,967,088

Cash flows from investing activities:
Additions to finance receivables	(4,833,154)	(6,115,913)
Collection of and proceeds from sales of finance receivables	4,356,353	5,496,979
Additions to fixed assets excluding equipment leased to others	(351,486)	(454,550)
Additions to equipment leased to others	(491,042)	(852,371)
Proceeds from sales of fixed assets excluding equipment leased to others	16,102	16,054
Proceeds from sales of equipment leased to others	226,140	394,953
Purchases of marketable securities and security investments	(1,548,477)	(2,733,407)
Proceeds from sales of and maturity of marketable securities and security investments	1,216,861	1,727,726
Changes in investments and other assets, and other	47,585	(26,463)

Net cash used in investing activities	(1,361,118)	(2,546,992)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,434,661	1,993,201
Payments of long-term debt	(1,566,515)	(1,617,468)
Increase in short-term borrowings	422,767	426,881
Dividends paid	(95,004)	(190,046)
Purchase of common stock, and other	(27,538)	(38,060)

Net cash provided by financing activities	168,371	574,508

Effect of exchange rate changes on cash and cash equivalents	(60,578)	30,402

Net increase (decrease) in cash and cash equivalents	(13,778)	25,006

Cash and cash equivalents at beginning of period	1,679,200	1,718,297

Cash and cash equivalents at end of period	1,665,422	1,743,303

Note:	In the Quarterly Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

(4) Going Concern Assumption

          None

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(5) Segment Information

(i) Segment operating results

FY2013 first half (Six months ended September 30, 2012)

	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	10,109,638	532,465	266,251	—	10,908,354
Inter-segment sales and transfers	19,216	14,003	229,694	(262,913)	—

Total	10,128,854	546,468	495,945	(262,913)	10,908,354

Operating expenses	9,630,793	371,962	473,486	(261,637)	10,214,604

Operating income	498,061	174,506	22,459	(1,276)	693,750

FY2014 first half (Six months ended September 30, 2013)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	11,612,379	665,482	259,624	—	12,537,485
Inter-segment sales and transfers	20,890	22,161	248,439	(291,490)	—

Total	11,633,269	687,643	508,063	(291,490)	12,537,485

Operating expenses	10,525,221	554,345	487,749	(285,305)	11,282,010

Operating income	1,108,048	133,298	20,314	(6,185)	1,255,475

FY2013 second quarter (Three months ended September 30, 2012)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,998,955	264,580	143,246	—	5,406,781
Inter-segment sales and transfers	9,794	7,420	109,443	(126,657)	—

Total	5,008,749	272,000	252,689	(126,657)	5,406,781

Operating expenses	4,769,381	184,228	239,560	(126,995)	5,066,174

Operating income	239,368	87,772	13,129	338	340,607

FY2014 second quarter (Three months ended September 30, 2013)
	(Amount: million yen)
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	5,805,330	336,698	140,138	—	6,282,166
Inter-segment sales and transfers	9,934	11,069	133,454	(154,457)	—

Total	5,815,264	347,767	273,592	(154,457)	6,282,166

Operating expenses	5,315,712	265,738	260,412	(151,788)	5,690,074

Operating income	499,552	82,029	13,180	(2,669)	592,092

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(ii) Geographic Information

FY2013 first half (Six months ended September 30, 2012)

	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,047,887	2,982,435	967,883	2,014,301	895,848	—	10,908,354
Inter-segment sales and transfers	2,358,369	61,301	41,724	147,607	88,507	(2,697,508)	—

Total	6,406,256	3,043,736	1,009,607	2,161,908	984,355	(2,697,508)	10,908,354

Operating expenses	6,155,426	2,861,125	997,552	1,967,383	925,647	(2,692,529)	10,214,604

Operating income	250,830	182,611	12,055	194,525	58,708	(4,979)	693,750

FY2014 first half (Six months ended September 30, 2013)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	4,005,694	3,986,493	1,249,724	2,199,653	1,095,921	—	12,537,485
Inter-segment sales and transfers	2,938,098	81,459	53,318	200,242	96,286	(3,369,403)	—

Total	6,943,792	4,067,952	1,303,042	2,399,895	1,192,207	(3,369,403)	12,537,485

Operating expenses	6,113,765	3,905,652	1,277,631	2,204,253	1,116,061	(3,335,352)	11,282,010

Operating income	830,027	162,300	25,411	195,642	76,146	(34,051)	1,255,475

Note: “Other” consists of Central and South America, Oceania and Africa.
FY2013 second quarter (Three months ended September 30, 2012)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,033,402	1,422,686	478,434	1,016,604	455,655	—	5,406,781
Inter-segment sales and transfers	1,130,589	28,239	19,125	71,646	45,209	(1,294,808)	—

Total	3,163,991	1,450,925	497,559	1,088,250	500,864	(1,294,808)	5,406,781

Operating expenses	3,020,266	1,385,950	488,905	995,305	469,332	(1,293,584)	5,066,174

Operating income	143,725	64,975	8,654	92,945	31,532	(1,224)	340,607

FY2014 second quarter (Three months ended September 30, 2013)
	(Amount: million yen)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues:
Sales to external customers	2,066,627	1,924,217	681,446	1,076,636	533,240	—	6,282,166
Inter-segment sales and transfers	1,420,949	38,602	25,598	105,192	49,949	(1,640,290)	—

Total	3,487,576	1,962,819	707,044	1,181,828	583,189	(1,640,290)	6,282,166

Operating expenses	3,113,624	1,883,190	686,897	1,090,364	549,549	(1,633,550)	5,690,074

Operating income	373,952	79,629	20,147	91,464	33,640	(6,740)	592,092

Note: “Other” consists of Central and South America, Oceania and Africa.

TOYOTA MOTOR CORPORATION    FY2014 Second Quarter Financial Summary

(All financial information has been prepared in accordance with U.S. generally accepted accounting principles)

(6) Significant Changes in Shareholders’ Equity

          None